Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 11 dated July 13, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PK67

ISIN:	US52517PK676

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$700,000,000

	Total	Per Note
Issue Price:	$700,000,000	100.00%
Agents’ Commission:	$2,450,000	0.35%
Proceeds to Lehman Brothers Holdings:	$697,550,000	99.65%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agents:	Lehman Brothers
ABN AMRO
Bank of America Securities LLC
Caylon
Citigroup
Daiwa Securities SMBC Europe

HVB Capital Markets
ING Belgium S.A.
Santander Central Hispano
Standard Chartered Bank
SunTrust Robinson Humphrey

Agents’ Capacity:	☒ As principal	☐ As agent

☒	The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	July 13, 2006

Issue Date:	July 18, 2006

Stated Maturity Date:	July 18, 2011

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note

Interest Rate per Annum:	%

☒ Floating Rate Note	☐ CD Rate
☐ Commercial Paper Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☒ LIBOR Telerate
☐ LIBOR Reuters
☐ EURIBOR
☐ Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐ Prime Rate
☐ Eleventh District Cost of Funds Rate
☐ CMS Rate
☐ Other:

Index Maturity:	3 months

Spread:	Plus 0.22%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:	Each October 18, January 18, April 18 and July 18, commencing on October 18, 2006

Interest Determination Dates:	Two London business days prior to each Interest Reset Date

Interest Reset Dates:	In respect of the first interest period, the Issue Date, and in respect of each relevant interest period thereafter, the first day of such interest period

Calculation Agent:	Citibank, N.A.

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Subject to the terms of a Purchase Agreement between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), Lehman Brothers Holdings Inc. has agreed to sell to the Agents, and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Agents	Principal Amount of the Notes
Lehman Brothers Inc.	$630,000,000
ABN AMRO Bank N.V. .	7,000,000
Bank of America Securities LLC	7,000,000
Caylon Securities (USA) Inc.	7,000,000
Citigroup Global Markets Inc.	7,000,000
Daiwa Securities SMBC Europe Limited	7,000,000
HVB Capital Markets, Inc.	7,000,000
ING Belgium S.A.	7,000,000
Santander Central Hispano Investment Securities Inc.	7,000,000
Standard Chartered Bank	7,000,000
SunTrust Capital Markets, Inc.	7,000,000
Total	$700,000,000

Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken. The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.20% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.10% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system. Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.